UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CHANGE OF DIRECTORS

Appointment of Directors

During the Board Meeting, the Board appointed, effective from May 1, 2025, (1) Mr. Zhang Dajun (“Mr. Zhang”) as a Director and Chief Marketing Officer; and (2) Mr. Chan Cherk Him Simon (“Mr. Chan”) as an Independent Director. The biographical information of each of the newly appointed Directors is as follows:

Mr. Zhang, aged 52, is our Director and Chief Marketing Officer. Mr. Zhang is responsible for overseeing the development and execution of the Group’s marketing strategy. Mr. Zhang has over 30 years of extensive experience in marketing to his role. Mr. Zhang has served as the general manager and a director of our Luda (Taian) Industrial Company Limited, our People’s Republic of China subsidiary, since June 2007 and September 2020, respectively. From July 2003 to June 2007, Mr. Zhang held the position of deputy general manager at Feicheng City Huatai Medical Equipment Co., Limited, where he was responsible for medical equipment sales. From July 1993 to June 2003, Mr. Zhang served as a sales executive of Feicheng City Medical Company

Mr. Chan, aged 44, is our Independent Director. Mr. Chan has over two decades of experience in global markets, securities, and investment advisory. Since 2012, Mr. Chan has been serving as the associate director of China Galaxy International Securities (Hong Kong) Company Limited. His prior roles include vice president of Yuanta Securities (Hong Kong) Company Limited, investment analyst of JPMorgan Chase Bank, N.A., corporate sales manager at KGI Asia Limited, and investment specialist of Korea Trade-Investment Promotion Agency. Mr. Chan obtained a Master of Law (Corporate & Financial Law) from The University of Hong Kong in 2022, and a bachelor degree in Business Administration from Simon Fraser University in 2002. Mr. Chan holds a Type 1 and Type 2 license from the Securities & Futures Commission since 2009 and 2009, respectively, a technical representative in general & long-term business of the Insurance Authority since 2021, and a committee member at the Hong Kong Independent Non-Executive Director Association since 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUDA TECHNOLOGY GROUP LIMITED

By:	/s/ Ma Biu
Name:	Ma Biu
Title:	Chief Executive Officer

Date: May 6, 2025

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